Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
July 6, 2010
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Emmis Communications Corporation
Definitive Proxy Statement/Offer to Exchange on Schedule 14A
Ladies and Gentlemen:
     On behalf of our client, Emmis Communications Corporation, a corporation organized under the laws of Indiana (“Emmis”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a definitive proxy statement/offer to exchange on Schedule 14A (the “Proxy Statement/Offer to Exchange”) in connection with a special meeting of shareholders of Emmis and an offer by Emmis to issue an aggregate of $84,275,100 principal amount of new 12% PIK Senior Subordinated Notes due 2017 in exchange for all of the outstanding 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, in an offering exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9) of that Act. The Proxy Statement/Offer to Exchange is being filed simultaneously under a Statement on Schedule TO/13E-3.
     Should you have any questions regarding the Proxy Statement/ Offer to Exchange, please feel free to contact me at (212) 373-3052.
Very truly yours,
/s/ Lawrence G. Wee
Lawrence G. Wee

cc:	Jeffrey H. Smulyan J. Scott Enright Emmis Communications Corporation